203 Hoehyon-dong 1-ga, Chung-gu,
Seoul 100-792, Korea
Tel: 82.2.2125.2000
Fax: 82.2.2125.2293
http://www.woorifg.com
March 21, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Cecelia Blye Chief, Office of Global Security Risk

Re:	Woori Finance Holdings Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 25, 2010 File No. 1-31811
Dear Ms. Blye:
     Reference is made to your letter dated January 14, 2010 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s response dated December 30, 2010 (the “First Response Letter”) to the Staff’s comment letter dated December 1, 2010 relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on June 25, 2010 (the “2009 Annual Report”).
     We set forth in this letter our responses to the comments in the Comment Letter. The Staff’s comments are set forth below in italics for ease of reference.
General
1.	We note your response to our prior comments, including your reference to “persons or entities listed in the Korean Government’s list of sanctioned parties for financial transactions.” Please clarify for us whether you currently engage in, or in the future may engage in, transactions with Iranian banks or other Iranian parties included in the SDN List maintained by OFAC, besides the Central Bank of Iran. If so, please identify

Ms. Cecilia Blye
Securities and Exchange Commission, p. 2
such banks or other parties with which you currently engage, or plan to engage, in transactions.
     Woori Bank, a wholly-owned commercial banking subsidiary of the Company, operates certain accounts (the “Accounts”) for Bank Markazi Jomhouri Islami Iran (the “Central Bank of Iran” or “CBI”), which were opened at Woori Bank by CBI pursuant to a service agreement entered into by Woori Bank and CBI in September 2010, as described in the First Response Letter. By the terms of the service agreement between Woori Bank and CBI, CBI may delegate its authority to manage certain of the Accounts to certain Iranian commercial banks which are not a bank with which Woori Bank is restricted from engaging in financial, foreign exchange or other transactions and which are otherwise acceptable to Woori Bank. Accordingly, CBI and Woori Bank have specified six Iranian commercial banks to which CBI may so delegate its authority to manage certain Accounts under the service agreement, which consist of Bank Keshavarzi, Bank of Industry and Mine, Bank Tejarat, Karafarin Bank, Parsian Bank and Bank Eghtesad Novin (the “Designated Iranian Banks”). Of these six Designated Iranian Banks, Bank Keshavarzi, Bank of Industry and Mine and Bank Tejarat are listed in the Specially Designated Nationals (“SDN”) List maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) in connection with its comprehensive country program for Iran. However, none of the Designated Iranian Banks is designated by OFAC in connection with proliferation or terrorism activities, and none of them appears on the list of sanctioned parties for financial transactions maintained by the government of the Republic of Korea (the “Korean Government”).
     The Company, through its commercial banking subsidiaries Woori Bank, Kwangju Bank and Kyongnam Bank, currently engages in and may in the future engage in limited transactions involving Bank Keshavarzi, Bank of Industry and Mine and Bank Tejarat in connection with the Accounts (including activities to facilitate legitimate trade between Korea and Iran through the Accounts, such as the limited export-import financing services described in further detail under 2 below). Any such transaction will, pursuant to the applicable laws and regulations and banking guidelines of Korea, require that the underlying trade transaction between the relevant Korean and Iranian parties be subject to prior certification and clearance by applicable Korean governmental authorities (or organizations designated thereby, such as the Bank of Korea and the Korea Strategic Trade Institute) to ensure compliance with Korean economic sanctions and export controls against Iran. Substantially all such transactions by the Company’s commercial banking subsidiaries have been settled in Won, with the remainder being settled in currencies other than U.S. dollars (such as the Euro or Japanese Yen), and while the Company (as discussed in the First Response Letter) is not a principal in transactions settled through the Accounts, the Company expects that any such transactions in the future will be similarly settled in Won and other non-U.S. dollar currencies.
     In the ordinary course of its business, Woori Bank has also maintained since 2005 time deposit and demand deposit accounts in Korea for funds deposited by an Iranian financial

Ms. Cecilia Blye
Securities and Exchange Commission, p. 3
institution listed in the SDN List maintained by OFAC. The terms and conditions of such deposit accounts are substantially identical to those held by other corporate deposit-holders of Woori Bank. We respectfully note that, due to the requirements of applicable Korean banking laws and regulations, the Company is prohibited from disclosing the name, outstanding account balances and other specific information regarding its accountholders, absent the consent of the relevant accountholder or an order by a Korean governmental authority. Accordingly, the Company is unable to identify such Iranian financial institution by name in this response letter. However, the Company confirms that (i) all amounts held in the deposit accounts of such Iranian financial institution are held in Won (except for an insignificant amount of U.S. dollars held in a foreign currency account, which has been frozen since the second half of 2010 in accordance with Woori Bank’s internal policies in light of recent regulatory developments in general and the enactment of CISADA in July 2010 in particular), and any withdrawal of funds from such accounts will be solely in Won, (ii) the aggregate outstanding balance of funds currently held in such deposit accounts are insignificant relative to the Company’s total deposits, (iii) Woori Bank’s maintenance of such deposit accounts is in compliance with the applicable laws and regulations and banking guidelines of Korea and (iv) any transfer of the Won funds held in such deposit accounts outside of Korea may only be made subject to Korea’s export and foreign exchange controls, including Korean economic sanctions and export controls against Iran.
     In addition, the Korean Government has recently informed Woori Bank that it may be requested to participate in the future in a potential one-time trade settlement transaction using the Accounts, which is being considered by the Korean Government to settle and wind down certain pre-existing export-import transactions between Korea and Iran which were frozen in July 2010 following the enactment by the U.S. Congress of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 (“CISADA”). Such potential transaction being contemplated by the Korean Government (the “Contemplated Settlement Transaction”) is still in its initial planning stages, and details about the transaction or the Company’s role, or whether such transaction will be effected at all, have not yet been determined. However, the Contemplated Settlement Transaction, which would only be effected by the Company in accordance with the Korean Government’s policies, is expected to take the form of Won funds being disbursed from the Accounts to certain Iranian financial institutions that were parties to the underlying pre-existing export-import transactions. Although the identities of such financial institutions have not yet been determined, they may potentially include those listed on the SDN List maintained by OFAC. Such Iranian financial institutions would in turn disburse all such funds only to Korean exporters who were parties to such frozen export-import transactions (or banks in Korea which purchased the relevant letters of credit from such Korean exporters). It is also expected that any settlements in connection with the Contemplated Settlement Transaction would be made in currencies other than the U.S. dollar.
     Other than as described above and the Company’s transactions with CBI in connection with the operation of the Accounts (as described in the First Response Letter), to the best of the Company’s knowledge, the Company does not currently engage, nor does it plan to engage, in

Ms. Cecilia Blye
Securities and Exchange Commission, p. 4
any transactions with Iranian banks or other Iranian parties included in the SDN List maintained by OFAC.
2.	We note the representation in your response letter that you have “substantially ceased” your “activities relating to ... export-import financing involving Iran and ... international money transfer services with Iranian banks, beginning in the second half of 2010.” Please clarify for us whether your current and anticipated contacts with Iran consist solely of transactions necessary to the winding down of your existing contractual commitments to Iranian banks and other Iranian parties, or you have undertaken and/or may undertake new business with such banks and other parties during or after the second half of 2010.
     Beginning in the second half of 2010, following the enactment of CISADA and the Iran Financial Sanctions Regulations issued by the U.S. Secretary of the Treasury thereunder (the “IFSR”), the Company substantially ceased its activities relating to export-import financing involving Iran and international money transfer services with Iranian banks involving Iran, other than limited export-import financing services provided in connection with the Accounts, and acting as recipient bank on behalf of Korean exporters for small-scale non-U.S. dollar money transfers from Iranian importers in certain exceptional cases, all in furtherance of the Korean Government’s stated policy of continuing to facilitate legitimate trade between Korea and Iran. Such export-import financing services provided in connection with the Accounts consisted primarily of discounting (and/or acting as the advising bank for) letters of credit issued by the six Designated Iranian Banks in connection with legitimate export transactions from Korea (for which all disbursements by the Company were made directly to the Korean exporters) and, to a lesser extent, issuance of letters of credit for Korean importers in connection with their import transactions from Iranian parties. All settlements under such discounted letters of credit and import letters of credit were made through the Accounts, without any direct transfers of funds to the Company from, or from the Company to, Iran or Iranian parties. The Company anticipates that it may continue to provide such limited export-import financing services involving the Designated Iranian Banks, as well as CBI, in connection with the operation of the Accounts. In addition, the Company may, in certain exceptional cases, continue to participate in international money transfer transactions involving small-scale non-U.S. dollar money transfers from Iranian importers to Korean exporters as the recipient bank for such funds. Finally, as discussed in 1 above, the Company may be requested to participate in the Contemplated Settlement Transaction in the future in accordance with the Korean Government’s policies.
     All of the underlying trade transactions in connection with such limited export-importing financing and international money transfer receipt services were and will continue to be subject to prior certification and clearance by applicable Korean governmental authorities, as described in further detail in the First Response Letter. Other than the activities described above, the Company has not undertaken and does not anticipate undertaking any new business involving Iran.

Ms. Cecilia Blye
Securities and Exchange Commission, p. 5
     The Company’s extensions of credit to Korean exporters to Iran in connection with the Accounts, primarily through discounting letters of credit issued by the Designated Iranian Banks as described above, during the second half of 2010 totaled approximately US$18.0 million1, which represented approximately 0.007% of the Company’s total assets under accounting principles generally accepted in Korea (“Korean GAAP”) as of December 31, 2010. The Company’s extensions of credit and financing to Korean importers of goods (which historically have been mainly crude oil) from Iran in connection with the Accounts, principally through the issuance of letters of credit on behalf of such importers as described above, during the second half of 2010 totaled approximately US$1.9 million, which represented approximately 0.0008% of the Company’s total assets under Korean GAAP as of December 31, 2010. The Company’s total interest and fee revenues from all such export-import financing services related to discounting, issuing or acting as the advising bank for letters of credit, as well as international money transfer receipt services, involving Iran during the second half of 2010 totaled approximately US$0.2 million, which represented approximately 0.001% of the Company’s total revenues under Korean GAAP for such six-month period.
3.	You refer in your response to “any residual activities relating to export-import financing and international money transfer services involving Iran” in which you may engage. Please clarify for us whether by “residual activities” you mean new business activities involving Iran that may proceed following the “prior certification and clearance by relevant Korean government authorities” to which you also refer.
     We confirm that the reference to “residual activities” in the First Response Letter is to the new export-import financing and international money receipt services involving Iran in which the Company may engage, as described under 2 above. In addition, as discussed in 1 above, the Company may be requested to participate in the Contemplated Settlement Transaction in the future in accordance with the Korean Government’s policies. All such activities are subject to, and may only proceed following, the prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby, such as the Bank of Korea and the Korea Strategic Trade Institute), as described in further detail in the First Response Letter.
4.	You state in your response that, to the best of your knowledge, none of the export-import transactions between Korea and Iran and commercial transactions with or other investments in Iran by Korean companies for which you have provided financing or

[1]	For ease of reference, figures are provided in U.S. Dollar equivalents regardless of the underlying currency of the relevant transactions.

Ms. Cecilia Blye
Securities and Exchange Commission, p. 6
money transfer services “involved sales of goods or services or investments relating to the acquisition or production of weapons or munitions or support for terrorist activities.” Please tell us whether any of the transactions with or investments in Iran in which you have participated have involved the sale or provision into Iran of dual-use technologies, goods or services. Describe and discuss any such transactions or investments, and the related technologies, goods or services.
     All technologies, goods and services involved in the export-import transactions between Korea and Iran and commercial transactions with or other investments in Iran by Korean companies for which the Company has provided financing or international money transfer services are subject to Korea’s robust regime of export regulations, pursuant to which exports of dual-use items are restricted in accordance with internationally recognized standards and arrangements, and the Company’s policies and procedures require the relevant Korean exporter or company to provide adequate documentary proof of its compliance with such Korean export regulations as a pre-condition to the Company’s participation in such transactions. As noted in the First Response Letter, Korea’s export control rules for dual-use items are based on the Wassenaar Arrangement’s List of Dual-Use Goods and Technologies, to which Korea was one of the 31 original signatories in 1996. Such rules restrict exports of dual-use goods and software as well as transfers of dual-use technology. The list of dual-use items under applicable Korean law (the “Korean Dual-Use List”) is analogous to that of the United States, as it is based on the five major international arrangements relating to strategic goods and dual-use items — i.e., the Wassenaar Arrangement, the Nuclear Suppliers Group, the Missile Technology Control Regime, the Australia Group and the Chemical Weapons Convention — to all of which Korea is a party. The Korean Dual-Use List also includes additional items as determined from time to time by the Korean Government and is updated periodically to reflect changes in the corresponding lists under the above-mentioned international arrangements. Exports of any items listed on the Korean Dual-Use List must be pre-approved by the Korean Government, and exporters are subject to criminal penalties for failure to obtain such pre-approval. In addition, Korean export regulations include broad “catch-all” provisions which require an exporter to obtain the pre-approval of the Korean Government even with respect to export items that are not specifically listed on the Korean Dual-Use List where the exporter knows, or should have known, that such export item may be used in connection with developing, producing, using or storing weapons of mass destruction (“WMD”). Furthermore, the broad Iran sanctions implementation guidelines announced by the Korean Government in September 2010 also restrict exports of dual-use items to Iran.
     Given the limited nature of the Company’s activities related to Iran, Korea’s robust export regulations restricting the export of dual-use technologies, goods and services in general and to Iran in particular and the Company’s policies and procedures requiring documentary proof of compliance with Korean export regulations in connection with transactions in which the Company participates, the Company believes that there does not exist a material risk that the Company has been in recent years, or will in the future be, involved in export-import

Ms. Cecilia Blye
Securities and Exchange Commission, p. 7
transactions between Korea and Iran or commercial transactions with or other investments in Iran by Korean companies through which restricted dual-use technologies, goods or services were or will be diverted to WMD, terrorism, or other impermissible uses by Iran.
* * * * *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We sincerely hope that the response set forth above adequately addresses the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +852-2532-3723 (fax: +852-2160-1001).

Sincerely,
/s/ Pal Seung Lee
Pal Seung Lee
Chairman and Chief Executive Officer

cc:	Todd Schiffman Assistant Director Division of Corporation Finance

Pradip Bhaumik Special Counsel Office of Global Security Risk

Yong G. Lee Cleary Gottlieb Steen & Hamilton LLP